UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number: 1-11997

SPHERION CORPORATION

401(k) Benefit Plan

2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309

(Address of principal executive offices) (Zip code)

(954) 308-7600

(Registrant’s telephone number, including area code)

INTERIM SERVICES INC.
401 (k) Benefit Plan

(Former Name)

(a)   Financial Statements.  Filed as part of this Report on Form 11-K are the financial statements of the Spherion Corporation 401 (k) Benefit Plan as required by Form 11-K, together with the report thereon of Deloitte & Touche LLP independent certified public accountants, dated June 13, 2003.

SPHERION CORPORATION 401(k) BENEFIT PLAN

Note:	Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

Administrative Committee

Spherion Corporation
401(k) Benefit Plan

Fort Lauderdale, Florida:

We have audited the accompanying statements of net assets available for benefits of Spherion Corporation 401(k) Benefit Plan (the “Plan”) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Fort Lauderdale, Florida

June 13, 2003

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS

INVESTMENTS, AT FAIR VALUE:
Registered investment company stocks	$77,646,337	$90,686,488
Spherion Corporation common stock *	2,938,303	5,252,772
T. Rowe Price Tradelink Plus	711,457	1,144,222
Participant loans receivable	1,506,305	1,379,187

Total investments	82,802,402	98,462,669

CONTRIBUTIONS RECEIVABLE:
Employer	36,701	80,353
Participant	621,346	694,200
Plan merger	—	340,354

Total contributions receivable	658,047	1,114,907

Uninvested cash	993	838

NET ASSETS AVAILABLE FOR BENEFITS	$83,461,442	$99,578,414

*Nonparticipant-directed (see Note 5)

See accompanying notes to financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS:
Dividend income	$1,680,008
Interest income	104,733
Employee contributions	9,809,078
Employer contributions	956,325
Employee rollovers	740,323
Transfers in from other plans	6,900

Total additions	13,297,367

DEDUCTIONS:
Net depreciation in fair value of investments	13,356,431
Distributions to plan participants	15,878,623
Administrative expenses	179,285

Total deductions	29,414,339

NET DECREASE	16,116,972

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	99,578,414

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$83,461,442

See accompanying notes to financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.              DESCRIPTION OF THE PLAN

Spherion Corporation 401(k) Benefit Plan (the “Plan” or the “Spherion Plan”) is a defined contribution plan sponsored by Spherion Corporation (“Plan Sponsor” or “Spherion”).  Non-highly compensated employees are eligible for participation under the Plan on the first day of the month after completing 90 days of service.  All participant and the employer basic matching contributions are 100% participant directed.  Spherion could, at its discretion, make an additional annual contribution, all of which would be invested in Spherion Corporation common stock.  No such contribution was made in 2002 or 2001.  Employees’ contributions (made on a pre-tax basis, equal to not less than 1 percent nor more than 15 percent of an employee’s compensation or $11,000) and actual earnings thereon are fully vested and nonforfeitable at the time of contribution.  Employer contributions (at present equal to 25 percent, with the possibility of an additional discretionary match, up to 25 percent paid upon approval by the Board of Directors, of the sum of the first 6% of an employee’s contribution for the plan year) vest on a graduated scale from 1 to 5 years of service, as defined, and become 100% vested at the end of five years or upon death, permanent disability or retirement at age 65.  Effective October 15, 2002, the Plan was amended.  Covered Employees, as defined by the plan documents, become eligible after 45 days of service.  Flexible employees are not eligible to contribute to the Plan.  Employees designated as hourly consultant or management services employee are not eligible for matching contributions.  The employer matching contribution to all other eligible participants is 25% of the employee’s contribution not to exceed 2% of the eligible participant’s compensation and 50% of the employee’s contribution that exceeds 2% but does not exceed 4% of the participant’s compensation.  The total employer contribution will not exceed 1.5% of a participant’s compensation. The match is applied on the last day of the Plan year to all eligible employees designated as active as of December 31. There will not be a discretionary employer contribution for periods after January 1, 2003.  Plan earnings are allocated to individual accounts based on the participant’s beginning balance as a percentage of the Plan’s total beginning balance.  Loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance.

Plan participants who leave Spherion as a result of termination, retirement or permanent disability may elect to receive their entire vested account in a lump-sum, a rollover into another qualified plan or, if the balance exceeds $5,000, the participant may retain their vested balance in the Plan.  Contributions will remain in the Plan and continue to earn interest based on the investment fund of the participant’s choice until their entitlement is withdrawn or rolled over into another qualified plan.  Through December 31, 2002, participants of certain plans, which were merged into the Plan, were eligible to receive annuity payouts.

Although Spherion has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA.  In the event that the Plan should be terminated, all Plan assets shall be allocated to the participants as described in the full text of the Plan.  Administrative expenses are charged to Plan participant accounts.  The Plan Sponsor directly pays certain audit and legal expenses for the Plan.

As discussed in Note 3, effective December 31, 2001, the Interim PPA/Profit Sharing Plan was merged into the Plan.  Effective November 30, 2001, the Cosmopolitan Care Plan was merged into the Plan.  Effective March 1, 2001, the JobOptions 401(k) Retirement Plan was merged into the Plan.

Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.  In addition, participants can invest a minimum of $5,000, or up to 50% of their total vested balance in stocks and bonds outside of the core investment offerings (T. Rowe Price TradeLink Plus).  Any transaction costs to purchase or sell shares under this investment option are paid from the participant’s vested account balance.

2.              SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results could differ from those estimates.

Investments - Investments are stated at fair value, determined using quoted market prices.  Net appreciation or depreciation in the fair value of investments is determined by using the beginning of the year values or purchase price if acquired during the year.  Participant loans receivable bear interest which is set at the prime interest rate plus 1% at the time of issuance and are collectible over a period not to exceed five years, except for loans that are designated for a participant’s principle residency, which are collectible over a period not to exceed fifteen years.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Forfeited Accounts - For the year ended December 31, 2002, forfeitures on nonvested accounts totaled $202,935.  Forfeitures are retained in the Plan and are used to offset employer contributions.

3.              PLAN MERGERS

Effective December 31, 2001, the Interim PPA/Profit Sharing Plan (the “Interim Plan”) was merged into the Spherion Plan.  On November 18, 1993, the Interim Plan sponsor adopted a resolution to terminate the Interim Plan effective December 31, 1993.  The only remaining participants in the Interim Plan were participants that the Company was unable to locate.  Participants’ balances in excess of $5,000 were allocated to the T. Rowe Price Stable Value Fund upon receipt by the Spherion Plan.  Participants’ balances less than $5,000 were transferred into the Spherion Plan’s forfeiture account upon receipt.  Participants are eligible to claim their account balances at any date in the future.  The transferred funds were received by the Plan on January 4, 2002 and, as such, were recorded as a plan merger receivable as of December 31, 2001 in the accompanying statement of net assets available for benefits and as an addition in the statement of changes in net assets available for benefits for the year ended December 31, 2001.

Effective November 30, 2001, the Cosmopolitan Care Plan (the “Cosmopolitan Plan”) was merged into the Spherion Plan.  As there were no participants in the Cosmopolitan Plan, funds were held in the Cosmopolitan Plan’s forfeiture account prior to the merger of the funds.  With this merger, all funds were transferred to the Spherion Plan forfeiture account, which is invested in the T. Rowe Price Stable Value Fund.

Effective March 1, 2001, the JobOptions 401(k) Retirement Plan (the “JobOptions Plan”) was merged into the Spherion Plan.  With this merger, the existing funds in the JobOptions Plan were liquidated and the participants’ balances in those funds were allocated to existing funds in the Spherion Plan based on common levels of risk.

4.              INVESTMENTS

The following presents investments that make up 5 percent or more of the Plan’s net assets as of December 31:

	2002	2001

T. Rowe Price Stable Value Fund (20,414,507 shares and 18,415,409 shares)	$20,414,507	$18,415,409
T. Rowe Price Dividend Growth Fund (433,339 shares and 489,215 shares)	7,262,764	10,170,784
T. Rowe Price Personal Strategy Balanced Fund (492,179 shares and 527,673 shares)	6,678,863	7,962,590
T. Rowe Price Personal Strategy Growth Fund (786,362 shares and 850,678 shares)	11,897,654	14,920,894
T. Rowe Price Mid-Cap Growth Fund (402,811 shares and 435,861 shares)	12,503,255	17,172,937
T. Rowe Price Equity Index Trust (295,608 shares and 303,403 shares)	7,100,498	9,353,920

The Plan’s investments (including gains and losses on investments bought and sold during the year then ended) depreciated in value by $13,356,431 in 2002, by investment as follows:

Registered investment company stocks	$(12,022,905)
T. Rowe Price TradeLink Plus	97,021
Spherion Corporation common stock	(1,430,547)
$(13,356,431)

5.              NONPARTICIPANT-DIRECTED INVESTMENTS

All participant and employer matching contributions are 100% participant-directed.  Spherion could, at its discretion, make an additional annual contribution which is not participant directed, all of which would be invested in Spherion Corporation common stock.  In accordance with Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, as participant and nonparticipant-directed amounts cannot be separately determined in Spherion Corporation common stock, the stock fund is considered to be nonparticipant-directed.

Information about the net assets and the significant components of the changes in net assets relating to Spherion Corporation common stock is as follows for the year ended December 31, 2002:

ADDITIONS
Interest income	$10,024
Employee contributions	241,581
Loan principal repayments	49,866
Employer contributions	5,726
Employee rollovers	12,806

Total additions	320,003

DEDUCTIONS
Depreciation in fair value of investments	1,430,547
Distributions to plan participants	1,138,928
Loan withdrawals	55,785
Administrative expenses	9,212

Total deductions	2,634,472

Net decrease	(2,314,469)

Net assets available for benefits, beginning of year	5,252,772

Net assets available for benefits, end of year	$2,938,303

6.              PLAN COMMITTEES AND TRUSTEE

The Plan provides for selection of an Administrative Committee, a Plan Administrator and a Trustee by the Board of Directors of Spherion.  The Administrative Committee is responsible for the general administration of the Plan, the interpretation of its provisions and is responsible for the reporting and disclosure requirements under ERISA.  T. Rowe Price is the Trustee of the Plan and is also the Plan’s Administrator.

7.              PLAN TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed the Plan by a letter dated July 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”).  The Plan was amended in 2001 and received an updated determination letter dated April 9, 2002 from the IRS stating that the Plan is designed in accordance with applicable sections of the Code.  The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.              PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by T. Rowe Price, the Plan’s trustee.  Therefore, these investments represent a party-in-interest to the Plan.  The Plan Sponsor pays all legal and accounting fees of the Plan.

* * * * * *

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SPHERION CORPORATION
401(k) Benefit Plan

DATE—June 30, 2003	By:	/s/ RICHARD A. LAMOND
Richard A. Lamond
Senior Vice President and
Chief Human Resources Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
23.1	Independent Auditors’ Consent
99.1	Form 5500, Schedule H, 4(i)—Supplemental Schedule of Assets Held for Investment Purposes
99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed as Exhibit 99.2 hereto.